Exhibit 23.3

To Whom It May Concern:

We hereby consent to the use in the Registration Statement of Content Checked Holdings, Inc. (formerly Vesta International Corp.) on Form S-1 of our Report of Independent Registered Public Accounting Firm, dated June 3, 2014, on the balance sheet of Content Checked Holdings, Inc. (formerly Vesta International Corp.) as of March 31, 2014 and the related statements of operations, changes in stockholders’ equity and cash flows for the year which appear in such Registration Statement.

We also consent to the references to us under the headings “Experts” in such Registration Statement.

Very truly yours,

Cutler & Co. LLC
Wheat Ridge, formerly Arvada, Colorado
July 17, 2015

9605 West 49th Ave. Suite 200 Wheat Ridge, Colorado 80033 ~ Phone 303-968-3281 ~ Fax 303-456-7488 ~ www.cutlercpas.com